December 17, 2025

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Elevation Series Trust

Request for Withdrawal of Amendment to Registration Statement on Form N-1A

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), Elevation Series Trust (the “Trust”) respectfully requests the withdrawal of Post- Effective Amendment 21 to the Trust’s Registration Statement on Form N-1A (File Nos. 333-265972; 811-23812) filed with the Securities and Exchange Commission (the “SEC”) on November 21, 2024, SEC Accession No. 0001839882-24-040480 (the “Amendment”) pursuant to Rule 485(a) under the 1933 Act . The Amendment was filed for the purpose of registering shares of the Clough Short Duration ETF and Clough Flexible Income ETF, two new series of the Trust. The Trust is requesting this withdraw of the Amendment because it has elected not to proceed with the registration process for the new series associated with the Amendment.

The Amendment has not yet been declared effective and no securities have been sold pursuant to the Amendment.

Accordingly, we request that the SEC issue an order granting withdrawal of the Amendment effective as of the date first set forth above or at the earliest practicable date hereafter.

If you have any questions concerning the foregoing, please contact JoAnn Strasser of Thompson Hine LLP at 614-469-3265 or myself at 316-633-2750.

Sincerely,

/s/ Nicholas Adams

Nicholas Adams, Secretary

Enclosures